WALLACE A. GLAUSI

ATTORNEY AT LAW
3673 CANADIAN WAY
TUCKER, GEORGIA 30084

(503) 515-3657

January 24, 2022

Ms. Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re	Amazon Gold, LLC
Amendment No. 5 to Offering Statement on Form 1-A File No. 024-11587

Dear Ms. Majmudar,

As we are now within 30 days of our requested qualification date of February 15, 2022, we are concurrently filing an Amendment to the Offering Statement on Form 1-A, the only changes to which are the dates of the following:

•	Exhibit 11(b) Consent of Munk Witzig CPA, PLLC; and
•	Exhibit 12 Opinion of Counsel.

No other changes have been made to the Offering Statement.

As you previously indicated that you have no further comments, we will also be filing our request for qualification immediately hereafter.

Respectfully submitted,

Attorney at Law